Exhibit 3.1
CERTIFICATE OF AMENDMENT OF THE AMENDED AND RESTATED
CERTIFICATE OF
INCORPORATION OF BROOKFIELD HOMES CORPORATION
     Brookfield Homes Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
     1.  The first two sentences of Article Four of the Amended and Restated Certificate of Incorporation of the Corporation shall be amended and restated in their entirety as follows:
     FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 10,000,000 shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”), and 200,000,000 shares of Common Stock, $0.01 par value per share (the “Common Stock”). The powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions of the Preferred Stock and the Common Stock shall be as follows:
The remainder of Article Four as stated in the Amended and Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on October 29, 2002, shall continue in full force and effect.
     2.  The amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and such amendment has not been subsequently modified or rescinded.
     IN WITNESS WHEREOF, the undersigned has signed this certificate this 24th day of March, 2009.

BROOKFIELD HOMES CORPORATION
By:	/s/ IAN G. COCKWELL
Ian G. Cockwell,
President and Chief Executive Officer